EXHIBIT (a)(5)(iv)

CONTACT:	James O. Miller, President First Citizens Banc Corp (419) 625-4121
For Immediate Release
February 28, 2006
First Citizens Banc Corp
Announces Final Results of Tender Offer
First Citizens Banc Corp (NASDAQ NMS: FCZA) announced today the final results of its tender offer to purchase the company’s common stock, which expired on February 24, 2006, at 5:00 p.m. Eastern time.
The 310,276.5579 shares of common stock that were properly tendered will be purchased at a price of $23.00 per share. The value of the shares to be purchased is $7,136,360.84 and the number of shares purchased represents approximately 5.1% of First Citizens shares of common stock outstanding on February 28, 2006. The depository intends to issue and distribute funds for all of the shares tendered during the week of February 27, 2006.
The tender offer was commenced on January 11, 2006. Under the terms of the offer, First Citizens offered to repurchase up to 500,000 common shares at a price of $23.00 per share. David Voight, President of First Citizens, stated, “We are very pleased with the success of the tender offer. This represents another step in our long-term plan to utilize excess capital in ways that increase our earnings per share and enhance shareholder value.” Any questions with regard to the tender offer may be directed to Keefe, Bruyette & Woods, Inc., the information agent, at (877) 298-6520 (toll free).
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of First Citizens Banc Corp common stock. The offer is made solely by the Offer to Purchase dated January 11, 2006, and the related Letter of Transmittal.
First Citizens Banc Corp is a financial holding company headquartered in Sandusky, Ohio, and engaging in the business of commercial banking and other banking and banking-related activities through its wholly owned subsidiary institutions, including The Citizens Banking Company. As of September 30, 2005, First Citizens had approximately $763 million in assets, and its subsidiaries operated 22 banking offices in north central Ohio. First Citizens’ subsidiaries offer a range of banking services, including commercial and consumer lending, trust and investment services, and deposit services. Additional information on First Citizens Banc Corp is available on its website: www.fcza.com.

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